UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

REGADO BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

75874Q107

(CUSIP Number)

Vladimir Gurdus c/o RMI Investments S.a.r.l. 1-ST Brestskaya Str., 29/22 Moscow, Russian Federation 125047 (212) 639-8121	with a copy to: Jack Hogoboom Lowenstein Sandler LLP 1251 Avenue of the Americas New York, NY 10020 (646) 414-6846

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 75874Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): RMI Investments S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐ NOT APPLICABLE
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,236,517
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,236,517
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 25.69%
14.	Type of Reporting Person (See Instructions): IC

Cusip No. 75874Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): LLC “D-Pharma”
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐ NOT APPLICABLE
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,236,517
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,236,517
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 25.69%
14.	Type of Reporting Person (See Instructions): IC

Cusip No. 75874Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Rusnano MedInvest LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐ NOT APPLICABLE
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,236,517
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,236,517
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 25.69%
14.	Type of Reporting Person (See Instructions):

Cusip No. 75874Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Anton Gopka
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐ NOT APPLICABLE
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,236,517
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,236,517
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 25.69%
14.	Type of Reporting Person (See Instructions): IN

Cusip No. 75874Q107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Vladimir Gurdus
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐ NOT APPLICABLE
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Russian Federation
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,236,517
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,236,517
11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 25.69%
14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.001 per share (the “Common Stock”), of Regado Biosciences, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Company are located at 120 Mountain View Boulevard, Basking Ridge Route, New Jersey, 07920.

Item 2.	Identity and Background.

This Schedule 13D is being filed by RMI Investments S.a.r.l. (“RMI”), LLC “D-Pharma” (“D-Pharma”), Rusnano MedInvest, LLC (“RMI LLC”), Anton Gopka and Vladamir Gurdus (collectively, the “Reporting Persons”).

The shares of Common Stock are directly held by RMI. RMI LLC, the parent company of RMI, and D-Pharma, management company for RMI LLC, may be deemed to beneficially own the shares of Common Stock. Anton Gopka is a managing director at D-Pharma and a member of the board of directors of the Issuer and may be deemed to beneficially own the shares of Common Stock. Vladimir Gurdus is Director of D-Pharma and may be deemed to beneficially own the shares of Common Stock. RMI LLC, D-Pharma, Mr. Gopka and Mr. Gurdus disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interest therein, and this report is not an admission that either RMI LLC, D-Pharma, Mr. Gopka or Mr. Gurdus is the beneficial owner of such securities.

The principal business locations for RMI LLC and D-Pharma is Moscow, Russian Federation.

RMI LLC is one of the largest Russia-based biotech venture capital firms, founded by OJSC RUSNANO, Russian State Corporation.

D-Pharma is the Management Company of RMI LLC.

During the last five years, none of the Reporting Persons or individuals named in this Item 2 has (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Anton Gopka is a citizen of Russia. The principal occupation for Mr. Gopka is to serve as a managing director of D-Pharma.

Vladimir Gurdus is a citizen of Russia. The principal occupation for Mr. Gopka is to serve as a managing director of D-Pharma.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 21, 2013, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission by the Issuer (File No. 333-188209) in connection with its initial public offering of 10,750,000 shares of Common Stock was declared effective. The closing of the offering took place on August 27, 2013, and at such closing, RMI purchased 3,866,529 shares of Common Stock at the initial public offering price of $4.00 per share. The source of funds for such purchase was the working capital of RMI.

In addition, upon the closing of the initial public offering, 22,878,805 shares of the Issuer’s preferred stock held by RMI, converted into 1,369,988 shares of Common Stock.

Item 4.	Purpose of Transaction.

RMI purchased the Issuer’s Common Stock for investment purposes. Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

Item 5.	Interest in Securities of the Issuer.

The information below is based on a total of 20,381,521 shares of Common Stock outstanding post initial public offering as reported in the Issuer’s 424b(4) prospectus filed on August 22, 2013.

(a) RMI is the record holder of 5,236,517 shares of the Issuer’s Common Stock, or approximately 25.69% of the Issuer’s Common Stock. RMI LLC has voting and dispositive power over the shares held by RMI. As the management company of RMI LLC, D-Pharma may be deemed to indirectly beneficially own the securities owned by RMI. Anton Gopka is a director of the Issuer and Vladamir Gurdus is the director of D-Pharma. D-Pharma, Mr. Gopka and Mr. Wisniewski disclaim beneficial ownership of these securities, except to the extent of their respective pecuniary interest therein, and this report is not an admission that either D-Pharma, Mr. Gopka or Mr. Gurdus is the beneficial owner of such securities.

(b) See Rows 7, 8, 9, and 10 on the cover sheet for each Reporting Person.

(c) Except as reported in Item 3 above, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Stock of the Issuer.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares of the Issuer’s Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Persons entered into lock-up agreements with the underwriters of the IPO pursuant to which the Reporting Persons have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or make any demand or request or exercise any right with respect to the registration of, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of both of the representatives of the underwriters, for a period of 180 days after August 21, 2013.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1- Agreement regarding filing of joint Schedule 13D.

Exhibit 2- Lock-up Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 3, 2013

RMI Investments S.a.r.l

By:	/s/ Vladimir Gurdus,
Director of D-Pharma LLC, the management company of RusnanoMedInvest LLC, the sole shareholder of RMI Investments S.a.r.l.

RusnanoMedInvest, LLC

By:	/s/ Vladimir Gurdus,
Director of D-Pharma LLC, the management company of RusnanoMedInvest LLC

D-Pharma, LLC

By:	/s/ Vladimir Gurdus, Director

Anton Gopka

By:	/s/ Anton Gopka
Name:	Anton Gopka
Title:	Managing Director of D-Pharma

Vladimir Gurdus

By:	/s/ Vladimir Gurdus
Name:	Vladimir Gurdus
Title:	Director of D-Pharma

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).